Free Writing Prospectus (to Prospectus dated December 23, 2015, as Supplemented by the Prospectus Supplement dated May 3, 2017)
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208715

Become a Winery Owner

Join us as an Owner and help build a biodynamically farmed vineyard and winery near Dundee, Oregon.


WILLAMETTE VALLEY VINEYARDS
W

Preferred Stock offered at $4.45 per share, 5% annual dividend ($1,557.50 min. investment).
Share price will increase to $4.55, 4.8% div. after September 30, 2017.

Together we will make méthode champenoise sparkling wines made from biodynamically-grown grapes. We will use sustainable farming practices to create a balanced ecosystem that generates healthy soil and wines. The winery will offer Oregon-inspired hospitality, with gardens and a wine cave for you to explore and enjoy.

As an Owner, you earn Founder status, invitations to exclusive winery celebrations, savings on wine, and will be a part of telling the Oregon wine story.



Groundbreaking Event
Sunday, September 17th at 1:30 pm

Please join us as Founders and attend the Groundbreaking Celebration for the new facility on Sunday, September 17th at 1:30 pm at the vineyard. We are asking Owners to bring their families and their shovels for the historic group photograph and see our plans. This event is complimentary and open to Owners, prospective Owners, and their families.

To obtain more information regarding the winery and an investment, please visit **www.wvv.com/ownership** or call 800-344-9463.

Jim Bernau, Founder/Winegrower
Willamette Valley Vineyards
8800 Enchanted Way SE • Turner, OR 97392 • 503-588-9463 • stock.offering@wvv.com